ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED		BOND NUMBER

Litman Gregory Fund Advisors, LLC		97400118B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 1, 2018	October 1, 2018 to October 1, 2019	/S/ Samy S. Rabb

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective October 1, 2018, to be:

		Limit of Liability
Insuring Agreement A-	FIDELITY	$2,500,000
Insuring Agreement C-	ON PREMISES	$2,500,000
Insuring Agreement D-	IN TRANSIT	$2,500,000
Insuring Agreement E-	FORGERY OR ALTERATION	$2,500,000
Insuring Agreement F-	SECURITIES	$2,500,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$2,500,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$2,500,000
Insuring Agreement J-	COMPUTER SECURITY	$2,500,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.